Exhibit 99.1

Brooge Energy Ltd. Announces the Signing of Agreement with Oil Trader for One of the First Refineries in the Region to Produce IMO Compliant Very Low Sulphur Fuel Oil

Company to operate new 25,000 barrel per day modular refinery to drive additional revenue at favorable EBITDA margins.

Refinery to produce high-in-demand, IMO Compliant, Very Low Sulphur Fuel Oil as a step toward more environmentally friendly solutions

NEW YORK, July 09, 2021 – Brooge Energy Ltd. (“Brooge Energy” or the “Company”) (NASDAQ: BROG), a midstream oil storage and service provider strategically located outside the Strait of Hormuz, adjacent to the Port of Fujairah in the United Arab Emirates (the “UAE”), today announced that its wholly owned subsidiary, Brooge Petroleum and Gas Investment Company FZE (“BPGIC”), has signed a Refinery Agreement with an oil trading company for a 25,000 barrel per day (“bpd”) modular refinery.

BPGIC will sublease land to the oil trading company, which will be responsible for constructing the refinery including bearing the full cost of construction. When construction is complete, BPGIC will be responsible for operating the refinery, earning revenue from tolling fees on a take-or-pay basis. The agreement between BPGIC and the oil trading company includes a tolling contract for a tenure of 20 years, consisting of a five-year contract to commence upon completion of the construction of the refinery, and three renewal periods of five years each.

Nicolaas L. Paardenkooper, CEO of Brooge Energy and BPGIC, said, “The modular refinery will be focused on producing Very Low Sulphur Fuel Oil (“VLSFO”) and will be fully compliant with the new IMO 2020 very low sulphur rule. With the UAE adding to its oil production capacity, which we anticipate will drive demand for refining services for both the domestic and export market, we believe this is an opportune time to enter this segment of the oil industry. This agreement is a low-risk approach to advancing these plans as the oil trading partner will own the asset and take on the cost of construction and any oil price risk, while our focus remains in our area of expertise as the operator of the facility. This is expected to drive additional revenue to Brooge Energy, at favorable EBITDA margins.”

About Brooge Energy Limited

Brooge Energy conducts all of its business and operations through its wholly owned subsidiaries, Brooge Petroleum and Gas Investment Company FZE and Brooge Petroleum and Gas Investment Company Phase III FZE (“BPGIC III”), Fujairah Free Zone Entities. Brooge Energy is a midstream oil storage and service provider strategically located outside the Strait of Hormuz adjacent to the Port of Fujairah in the United Arab Emirates. Its oil storage business differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. For more information please visit at www.broogeenergy.com.

Forward-Looking Statements

This press release contains statements, including all information relating to matters that are not historical facts, including the anticipated increase in demand for refining services in the UAE and our ability to obtain additional revenue at favourable EBITDA margins, that constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current views based on certain assumptions, and they involve risks and uncertainties. Actual results, events or performance may differ materially from the forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including the UAE’s continued focus on increasing oil production capacity, the ability to construct the facility within the expected time frame and to the proposed specifications, BPGIC’s ability to operate the facility as expected, as well as other risks described in public reports filed by Brooge Energy with the SEC, including under the caption “Risk Factors” in Brooge Energy’s Annual Report on Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Brooge Energy does not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact

KCSA Strategic Communications

Valter Pinto / Elizabeth Barker

+1 212-896-1254 or +1 212-896-1203

BROG@kcsa.com